

12013349

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 24 2012

Washington, DC
123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-65244~~

8-65391

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ___Growth Energy Capital Advisors, LLC. (d.b.a. Energy Capital Solutions, LLC.)___

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___2651 N. Harwood___   ___Suite 410___
(No. and Street)

___Dallas___   ___Texas___   ___75201___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___J. Russell Weinberg___   ___(214) 219-8200___
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

___McBee & Co., P.C___
(Name - if individual, state last, first, middle name)

___718 Paulus Avenue___   ___Dallas___   ___Texas___   ___75214___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, _____ J. RUSSELL WEINBERG _____ , swear (or affirm) that, to the best of
my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of
_____ GROWTH ENERGY CAPITAL ADVISORS LLC (D.B.A.ENERGY CAPITAL SOLUTIONS LLC) _____ , as
of _____ DECEMBER 31 _____ , 20 ___ 11 ___ , are true and correct. I further swear (or affirm)
that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None Noted _____

_____

_____

```
┌─────────────────────────────────────┐
│  ✦  MARGARET S. THOMPSON             │
│     Notary Public, State of Texas    │
│     My Commission Expires            │
│     July 03, 2012                    │
└─────────────────────────────────────┘
```

J.Russell Weinberg
Signature

_____ DIRECTOR _____
Title

Subscribed and sworn to before me
this _21st_ day of _Feb_ 2012

Margaret Thompson
Notary Public

This report * contains (check all applicable boxes):

X	(a)	Facing Page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
X	(m)	A copy of the Securities Investor Protection Corporation (SIPC) Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o)	Independent Auditors' Report on Internal Control.
	(p)	Schedule of Segregation Requirements and Funds in Segregation - Customer's regulated commodity futures account pursuant to Rule 171-5

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROWTH ENERGY CAPITAL ADVISORS, LLC
(d.b.a. Energy Capital Solutions, LLC)

TABLE OF CONTENTS
DECEMBER 31, 2011 AND 2010



McBee & Co.

A Professional Corporation
Certified Public Accountants

<u>INDEPENDENT AUDITORS' REPORT</u>

Growth Energy Capital Advisors, LLC.
(d.b.a. Energy Capital Solutions, LLC.)

We have audited the accompanying statement of financial condition of Growth Energy Capital Advisors, LLC (d.b.a. Energy Capital Solutions LLC) (the "Company") as of December 31, 2011 and 2010, and the related statements of operations and changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financing reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Growth Energy Capital Advisors, LLC (d.b.a. Energy Capital Solutions, LLC) as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2011 and 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 6, 2012

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

GROWTH ENERGY CAPITAL ADVISORS, LLC

(d.b.a. Energy Capital Solutions, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
. . . . **ASSETS**		
Cash	$ 57,118	$ 23,466
TOTAL	$ 57,118	$ 23,466
. . . . **LIABILITIES AND MEMBER'S EQUITY**		
Commitments and Contingencies (Notes 6 and 7)		
Member's Equity (Note 3)	57,118	23,466
TOTAL	$ 57,118	$ 23,466

GROWTH ENERGY CAPITAL ADVISORS, LLC
(d.b.a. Energy Capital Solutions, LLC)

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUE		
Financial Advisory Fees	$ 2,774,871	$ 343,097
Operating Expenses	101,840	1,793
General and Administrative Expenses (Note 8)	2,655,004	375,923
Total	2,756,844	377,716
NET GAIN (LOSS)	18,027	(34,619)
MEMBER'S EQUITY		
Beginning of Year	23,466	31,849
Contributions	15,625	26,236
End of Year	$ 57,118	$ 23,466

GROWTH ENERGY CAPITAL ADVISORS, LLC
(d.b.a. Energy Capital Solutions, LLC)

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 18,027	$ (34,619)
Net Cash Used by Operating Activities	18,027	(34,619)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's Contributions	15,625	26,236
Net Cash Provided by Financing Activities	15,625	26,236
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	33,652	(8,383)
Beginning of Year	23,466	31,849
End of Year	$ 57,118	$ 23,466

GROWTH ENERGY CAPITAL ADVISORS, LLC.

(d.b.a. Energy Capital Solutions, LLC.)

NOTES TO FINANCIAL STATEMENTS

1. ### ORGANIZATION AND NATURE OF BUSINESS

   Growth Energy Capital Advisors, LLC (d.b.a. Energy Capital Solutions, LLC.) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Texas limited liability company that is a wholly-owned subsidiary of LW Energy Advisors, LLC (the "Parent"). The Company is controlled by the Parent. The entities share expenses and engage in intercompany transactions (See Note 8). As an introducing broker-dealer, the Company does not hold customer funds or securities.

2. ### SIGNIFICANT ACCOUNTING POLICIES

   #### Basis of Accounting

   The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking, raising private capital and providing merger and acquisition advisory services to public and private energy companies.

   #### Use of Estimates in the Preparation of Financial Statements

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   #### Revenue

   Investment banking revenue includes fees from raising private capital and providing merger and acquisition advisory services to public and private energy companies. The Company is engaged by clients to provide advisory services and manage the related processes of these transactions. Advisory fee revenue and capital raising revenue are earned and paid upon successful closing of a transaction.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and are paid to employees on a settlement date basis.

Income Tax

The Company is taxed as a partnership for Federal income tax purposes. Accordingly, Federal income is taxed at the member level. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and are included in the member's personal tax return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual member.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2011 and 2010, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company is subject to state franchise tax. The Company files a combined state income tax return with the Parent. Any provision for state income tax represents the applicable share allocated to the Company.

As of December 31 2011, the years ending December 31, 2008, 2009, 2010 and 2011 remain subject to examination by major tax jurisdictions.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would

exceed 10 to 1). At December 31, 2011 and 2010, the Company had net capital of $57,118 and $23,466, which were $52,118 and $18,466 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was 0.0 to 1 for each year.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2011 and 2010, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. CONCENTRATION OF CREDIT RISK

The Company's business is influenced by the U.S. and World Economy and it operates primarily within the energy industry which is dependent upon related commodity prices. The Company targets companies in the exploration and production, oil service, midstream, renewable fuels, and alternative energy sectors. This lack of diversification may cause the Company's financial results to be volatile. Further, in the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with two high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

6. LEASE COMMITMENTS

The Company leases office space in Dallas, Texas under an agreement classified as an operating lease. The monthly rental fees are paid by the Parent in accordance with the terms set forth in the Office and Administrative Services Agreement (the "Services Agreement") between the Company and the Parent. Rental fees approximated $180,800 and $185,500 for 2011 and 2010, respectively. The future minimum rental obligations under this operating lease agreement are noted below:

December 31,	Amount
2012	$ 197,698
2013	32,950
Total	$ 230,648

7. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

8. RELATED PARTY TRANSACTIONS

The Company derives its revenue from its association with the Parent. Per the Services Agreement, the Parent will provide certain management and back-office services to the Company indefinitely, unless there is dissolution of the Company or a breach of contract, in return for a discretionary monthly fee of $15,625 plus an additional proportional allocation service fee. The Company's operating and general and administrative expenses are paid by the Parent. For the years ended December 31, 2011 and 2010, the Company paid management fees to the Parent of approximately $2,600,000 and $342,000, respectively, which are reflected as general and administrative expenses in the accompanying Statements of Operations and Changes in Member's Equity. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

9. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the years ended December 31, 2011 and 2010, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.

10. SUBSEQUENT EVENTS

Subsequent events were evaluated through February 6, 2012, which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

GROWTH ENERGY CAPITAL ADVISORS, LLC
(d.b.a. Energy Capital Solutions, LLC)

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
NET CAPITAL		
Total Member's Equity Qualified for Net Capital	$ 57,118	$ 23,466
Less Non-allowable Assets		
Net Capital	$ 57,118	$ 23,466
AGGREGATE INDEBTEDNESS	$ nil	$ nil
NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess Net Capital	$ 52,118	$ 18,466
Excess Net Capital at 1000%	$ 51,118	$ 17,466
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.0 TO 1	0.0 TO 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2011 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Growth Energy Capital Advisors, LLC. (d.b.a Energy Capital Solutions, LLC.)

See Notes to Financial Statements

10



McBee & Co.

A Professional Corporation
Certified Public Accountants

<center>

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)FOR A BROKER-DEALER CLAIMING
<u>AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3</u>**

</center>

**Growth Energy Capital Advisors, LLC
(d.b.a. Energy Capital Solutions, LLC)**

In planning and performing our audit of the financial statements of Growth Energy Capital Advisors, LLC (d.b.a. Energy Capital Solutions, LLC)(the "Company"), as of and for the years ended December 31, 2011 and 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

<center>

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

</center>

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for

safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

February 6, 2012



McBee & Co.

A Professional Corporation
Certified Public Accountants

GROWTH ENERGY CAPITAL ADVISORS, LLC.

(D.B.A. ENERGY CAPITAL SOLUTIONS, LLC.)

INDEPENDENT AUDITORS' REPORT ON APPLYING
AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION

AS OF

DECEMBER 31, 2011

 McBee & Co.

A Professional Corporation
Certified Public Accountants


INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Growth Energy Capital Advisors, LLC
(d.b.a. Energy Capital Solutions, LLC)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation [Form SIPC-7]) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Growth Energy Capital Advisors, LLC. (d.b.a. Energy Capital Solutions, LLC) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment noting no differences; and

5. Compared the amount of any over-payment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting note differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 6, 2012

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 065391 FINRA DEC
> GROWTH ENERGY CAPITAL ADVISORS LLC 20*20
> D/B/A ENERGY CAPITAL SOLUTIONS LLC
> 2651 N HARWOOD SR STE 410
> DALLAS TX 75201-1581

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

Margaret Thompson (214) 572-9212

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 6,693

    B. Less payment made with SIPC-6 filed (exclude interest) 473

             7/26/2011
             Date Paid

    C. Less prior overpayment applied

    D. Assessment balance due or (overpayment) 6,220

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

    F. Total assessment balance and interest due (or overpayment carried forward)

    G. PAID WITH THIS FORM: $ 6,220
       Check enclosed, payable to SIPC
       Total (must be same as F above)

    H. Overpayment carried forward

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct complete.

Growth Energy Capital Advisors, LLC (d.b.a. Energy Capital Solutions, LLC)

(Name of Corporation, Partner or other organization)

(Authorized Signature)

Controller / FINOP

(Title)

Dated the   7th   day of   February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. retain the working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER	Dates:	Postmarked	Received	Reviewed	
	Calculations		Documentation		Forward Copy
	Exceptions:				
	Disposition of Exceptions:				

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
Beginning January 1, 2011
and ending December 31, 2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,774,871

2b. Additions

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors
       not included above.   _____

   (2) Net loss from principal transactions in securities in trading accounts.   _____

   (3) Net loss from principal transactions in commodities in trading accounts.   _____

   (4) Interest and dividend expense deducted in determining item 2a.   _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net   _____

   (7) Net loss from securities in investment accounts.   _____

          Total Additions   _____

2c. Deductions

   (1) Revenues from the distribution of shares of a registered open end investment company or unit   _____

   (2) Revenues from commodity transactions.   97,500

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with   securities   _____

   (4) Reimbursements for postage in connection with proxy solicitation.   _____

   (5) Net gain from securities in investment accounts.   _____

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and   (ii)   _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue   related _____

   (8) Other revenue not related either directly or indirectly to the securities business.   (See Instruction C):
       (See Instruction C):

       _____   _____

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
          Code 4075 plus line 2b(4) above) but not in excess
          of total interest and dividend income.   _____

      (ii) 40% of margin interest earned on customers securities
          accounts (40% of FOCUS line 5, Code 3960).   _____

          Enter the greater of line (i) or (ii)   _____

          Total deductions   97,500

2d. SIPC Net Operating Revenues $ 2,677,371

2e. General Assessment @ .0025 $ 6,693

(to page 1, line 2.A.)